AMG PANTHEON MASTER FUND, LLC

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

Offer to Repurchase Up to 12,148,307

Units of Beneficial Interest

Dated August 10, 2026

The Offer and Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on September 4, 2026,

Unless the Offer is Extended

To the Members of AMG Pantheon Master Fund, LLC:

Subject to the terms and conditions set forth in this offer to repurchase (“Offer to Repurchase”) and the related Letter of Transmittal (which together with the Offer to Repurchase constitutes the “Offer”), AMG Pantheon Master Fund, LLC, a closed-end, non-diversified management investment company organized as a Delaware limited liability company (the “Fund”), is offering to repurchase up to 12,148,307 of its outstanding units of beneficial interest (“Units”) pursuant to tenders by members of the Fund (“Members”) at a price equal to the net asset value per Unit as of September 30, 2026 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on September 4, 2026 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability.

Members should realize that the value of the Units tendered in this Offer will likely change between the most recent time the net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Units tendered to the Fund for purposes of calculating the purchase price of such Units) and such change could be material. The Fund determines the net asset value of its Units as of the close of business on the last business day of each month, typically 15 days following each month-end, based on the information it receives from the managers of the investment funds in which it invests. Any Member that wishes to obtain the most recently calculated net asset value of the Units should contact the Fund’s administrator, AMG Funds LLC (the “Administrator”), at (877) 355-1566, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Eastern Time).

Any sale of shares to the Fund pursuant to this repurchase offer is a taxable event. Consult your financial advisor or tax advisor for more information.

Members desiring to tender all or any portion of their Units in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund’s Administrator in the manner provided for in the Letter of Transmittal and set forth in Section 4 below.

IMPORTANT

The Fund makes no recommendation to any Member as to whether to tender or refrain from tendering Units. Members must make their own decisions whether to tender Units and, if so, the portion of their Units to tender.

Because each Member’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the letter of transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

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This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Administrator:

AMG Funds LLC

Attention: AMG Pantheon Master Fund, LLC

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

Tel: (877) 355-1566

Fax: (833) 286-8165

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TABLE OF CONTENTS

Summary Term Sheet		0
1.	Background and Purpose of the Offer	1
2.	Offer to Repurchase and Price	1
3.	Amount of Tender	1
4.	Procedure for Tenders	2
5.	Withdrawal Rights	2
6.	Purchases and Payment	2
7.	Certain Conditions of the Offer	3
8.	Certain Information About the Fund	3
9.	Certain Federal Income Tax Consequences	4
10.	Miscellaneous	7
Financial Statements		8

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SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Repurchase and the related Letter of Transmittal.

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The Fund may from time to time offer to repurchase a portion of its outstanding Units pursuant to written tenders by Members. Accordingly, the Fund is offering to repurchase up to 12,148,307 Units at a price per Unit equal to such Unit’s net asset value (that is, the value of the Fund’s total assets minus its total liabilities, divided by the total number of outstanding Units) effective as of September 30, 2026 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Fund anticipates that the Units subject to the Offer will represent approximately 5% of the outstanding Units as of September 30, 2026. The Offer, which begins on August 10, 2026, will remain open until 11:59 p.m., Eastern Time, on September 4, 2026 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•	Members may tender all or a portion of their Units.

•

If you tender Units and the Fund purchases those Units, the Fund will effect payment for those Units by issuing cash or a non-interest-bearing, uncertificated debt obligation entitling you to a single payment equal to 100% of the unaudited net asset value of the Units tendered and accepted for purchase by the Fund, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 30 days after the Valuation Date or, if the Fund has requested redemptions of all or a portion of its investments in underlying investment funds in order to fund its purchase of Units, 10 business days after the Fund has received at least 90% of the aggregate redemption amount from its investments in such underlying investment funds.

•	The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered.

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If the Fund accepts the tender of any of your Units, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from contemporaneous investments in the Fund) or sale of investments.

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Additional repurchases will be made at such times and on such terms as may be determined by the board of directors of the Fund (the “Board”). Pantheon Ventures (US) LP, the Fund’s investment adviser (the “Adviser”), expects that it will recommend to the Board that the Fund offer to repurchase a portion of its outstanding Units four times each year, effective March 31, June 30, September 30 and December 31, but the Fund is not required to make any such offer.

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Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. You have the right to change your mind and withdraw your tendered Units any time until the Expiration Date. However, if such tendered Units have not been accepted by the Fund by October 5, 2026, you will also have the right to withdraw your tendered Units after such date, until such tendered Units have been accepted by the Fund. If you would like to tender your Units, you must complete the Letter of Transmittal enclosed with the Offer to Repurchase, and return it as instructed in the Letter of Transmittal to the Fund by (a) e-mail to Pantheontenders2image@bnymellon.com; (b) mail at P.O. Box 534417, Pittsburgh, PA 15253-4417, Attention: AMG Pantheon Master Fund, LLC, (c) overnight mail at Attn: 534417, AIM 154-0520, 1350 Penn Avenue, Suite 102, Pittsburgh, PA 15222, Attention: AMG Pantheon Master Fund, LLC, or (d) fax to (833) 286-8165, Attention: AMG Pantheon Master Fund, LLC. If you choose to fax the Letter of Transmittal, please mail the original promptly after you fax it. Your properly completed mailed or faxed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Administrator by calling (877) 355-1566, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Eastern Time). All Members tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

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The value of your Units will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating your purchase price). If you would like to obtain the estimated net asset value of your Units, which the Administrator calculates monthly based on the information the Fund receives from the managers of the investment funds in which the Fund invests, you may contact the Administrator by calling (877) 355-1566, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Eastern Time).

•	Please note that just as you have the right to withdraw your tender of Units, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Members. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Members to provide liquidity for Units as contemplated in the Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Board intends to consider the continued desirability of the Fund making an offer to purchase Units four times each year, but the Fund is not required to make any such offer.

The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members who do not tender Units. Members who retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Members who do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Units are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.

Units that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Units owned by Members remaining in the Fund (assuming no further issuances of Units).

2. Offer to Repurchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to 12,148,307 of those outstanding Units that are properly tendered by, and not withdrawn (in accordance with Section 5 below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Unit tendered will be its net asset value on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on May 31, 2026, there were approximately 242,966,149 Units issued and outstanding, with an estimated net asset value per Unit of $28.58. Members may obtain monthly estimated net asset value information until the Expiration Date of the Offer by contacting the Administrator at (877) 355-1566, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Units tendered by Members likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Members may tender all or a portion of their Units. The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered.

If fewer than 12,148,307 Units are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than 12,148,307 Units are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Units permitted to be accepted pursuant to Rules 13e-4(f)(1) and 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the number of Units that the Fund is offering to purchase to a number it believes sufficient to accommodate the excess Units tendered, as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Units. The unaccepted portion of any tender of Units made by a Member pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Member that wishes to have the Fund repurchase Units that were not accepted for repurchase in connection with this Offer may again tender those Units in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4. Procedure for Tenders. Members wishing to tender Units pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Member’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 11:59 p.m., Eastern Time, on the Expiration Date. Submissions may be made to the Administrator either by (a) e-mail to Pantheontenders2image@bnymellon.com; (b) mail at P.O. Box 534417, Pittsburgh, PA 15253-4417, Attention: AMG Pantheon Master Fund, LLC, (c) overnight mail at Attn: 534417, AIM 154-0520, 1350 Penn Avenue, Suite 102, Pittsburgh, PA 15222, Attention: AMG Pantheon Master Fund, LLC or (d) fax to (833) 286-8165, Attention: AMG Pantheon Master Fund, LLC. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by fax. A Member choosing to fax a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.

Members wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Member tendering Units, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Units or any particular Member, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, AMG Funds, Pantheon, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any Member tendering Units pursuant to this Offer may withdraw tendered Units at any time before the Expiration Date. However, if such tendered Units have not been accepted by the Fund by October 5, 2026, you will also have the right to withdraw your tendered Units after such date, until such tendered Units have been accepted by the Fund. A form to use to give notice of withdrawal is enclosed with the Offer to Repurchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Units that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Units.

If you tender Units and the Fund purchases those Units, the Fund will effect payment for those Units by issuing cash or a non-interest-bearing, uncertificated debt obligation entitling you to a single payment equal to 100% of the unaudited net asset value of the Units tendered and accepted for purchase by the Fund, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 30 days after the Valuation Date or, if the Fund has requested redemptions of all or a portion of its investment in underlying investment funds in order to fund its purchase of Units, 10 business days after the Fund has received at least 90% of the aggregate redemption amount from its investments in such underlying investment funds.

Although the amounts required to be paid by the Fund will generally be paid in cash or by issuing a non-interest bearing, uncertificated debt obligation, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

Each Member whose Units (or portion thereof) have been accepted for repurchase will continue to be a Member of the Fund until the Valuation Date (and thereafter if not all of its Units are repurchased) and may exercise his, her or its voting rights with respect to the repurchased Units (or portion thereof) until the Valuation Date.

The Fund does not presently intend to impose any charges (other than direct costs and expenses, such as wiring fees) on the repurchase of Units.

The Fund expects that the purchase price for Units acquired pursuant to the Offer to Repurchase will be derived from: (1) cash on hand and/or (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund. Payments for repurchased Units may require the Fund to dispose of portfolio holdings in investment funds earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses and reduced tax efficiency, and may increase the Fund’s portfolio turnover. The Adviser intends to take measures to attempt to avoid or reduce such potential losses and turnover. Depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund may, but need not, maintain cash or the Fund may, in its sole discretion, seek to borrow money to fund all or a portion of any repurchase. Any such borrowing could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after September 30, 2026 and in that case, for purposes of determining the purchase price for tendered Units, the net asset value of such Units will be determined approximately one month after the actual Valuation Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Units tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

Please note that, just as you have the opportunity to withdraw Units that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Units. The Fund may suspend, postpone or terminate the Offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Directors, that such suspension, postponement or termination is advisable for the Fund and its Members, including, without limitation, circumstances as a result of which it is not reasonably practicable for either the Fund or the Master Fund to dispose of its investments or to determine its net asset value, and other unusual circumstances.

8. Certain Information About the Fund. The Fund is registered under the 1940 Act as a closed-end, non-diversified management investment company and is organized as a Delaware limited liability company. AMG Pantheon Fund, LLC (the “Feeder Fund”) and the Fund are organized in what is commonly referred to as a “master-feeder” structure. The principal executive office of the Fund is located at 680 Washington Boulevard, Suite 500, Stamford, Connecticut 06901 and the telephone number is (877) 355-1566. Units are not traded on any established trading market and are subject to strict restrictions on transferability.

Except as described below, the Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Fund’s intention to accept purchases for Units from time to time or otherwise in the discretion of the Fund) or the disposition of Units (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors or to fill any existing vacancies on the Board of Directors or to change any material term of the employment contract with any executive officer, or to change any material term of the investment advisory arrangements with the Adviser; (e) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer to Repurchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Fund’s Limited Liability Company Agreement, Bylaws, or Prospectus or other actions that may impede the acquisition of control of the Fund by any person. An investor in the Fund, in addition to other terms, has negotiated the right to submit a written request after December 31, 2017 for the Fund to repurchase any number of Units of the Fund held by the investor (the “Designated Units”), and if such Designated Units are not repurchased by the Fund on or prior to the two year anniversary of the last day of the calendar quarter in which the Fund receives such written repurchase request from the investor (the “Repurchase Deadline”), then the Adviser of the Fund will not further commit the Fund (or otherwise permit the Fund to be committed) after such Repurchase Deadline to make any new private equity investments (it being understood and agreed that previously committed investments will continue to be made) until such time that all such Designated Units are repurchased by the Fund. In addition, in the event that the Designated Units are not all repurchased within three years after the Repurchase Deadline with respect to such Designated Units, the Adviser will waive its investment management fees with respect to the services rendered by the Adviser to the Fund after such three year anniversary of the Repurchase Deadline through the date such Designated Units are repurchased by the Fund.

Based on the number of Units outstanding as of May 31, 2026, the following persons (the named individuals being the Directors) own the number of Units indicated in the below table.

Person	Units	Percentage of the Fund’s Outstanding Units
AMG Pantheon Fund, LLC	234,446,760	96.49%
Pantheon Ventures (US) LP	0	0%
Jill Cuniff	0	0%
Kurt Keilhacker	0	0%
Peter MacEwen	0	0%
Eric Rakowski	0	0%
Victoria Sassine	0	0%
Garret W. Weston	0	0%

The Fund has been informed that the Feeder Fund may tender a portion of its Units pursuant to the Offer in connection with such Feeder Fund’s offer on August 3, 2026 to purchase Units of the Feeder Fund. Except for the foregoing, none of the persons listed above intends to tender any of its Units in the Offer.

9. Certain Federal Income Tax Consequences.

The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Units by the Fund from Members pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date the Offer begins, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. For more detailed information regarding tax considerations applicable to a purchase of Units by the Fund pursuant to the Offer, and ownership of Units of the Fund in general, see the Feeder Fund’s Prospectus and Statement of Additional Information (“SAI”). Members should also consult their own tax advisers regarding their particular situation and the potential tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

As used herein, the term “U.S. Member” refers to a Member who is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, and (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust. The term “Non-U.S. Member” refers to a Member who is not a U.S. Member.

Sale or Exchange of Units. A Member (other than a tax-exempt Member) whose Units are repurchased pursuant to the Offer generally will be treated as having sold the Units and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Member tenders, and the Fund repurchases, all of such Member’s Fund interests (as previously defined, “Units”) (i.e., reduces its percentage ownership of the Fund to 0%) or meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer, or (b) the tender otherwise results in a “meaningful reduction” of a Member’s ownership percentage interest in the Fund, which determination depends on a Member’s particular facts and circumstances. For these purposes, a Member’s ownership of the Fund is determined after applying the ownership attribution rules under Section 318 of the Code. Such gain or loss will equal the difference between the price paid by the Fund for the Units pursuant to the Offer and the Member’s adjusted tax basis in the Units sold. A Member’s holding period in Units repurchased pursuant to the Offer will terminate as of the Valuation Date. A tendering Member’s gain or loss will generally be capital gain or loss if the Units sold are held by the Member at the time of sale as capital assets and will be treated as long-term if the Units have been held for more than one year or as short-term if the Units have been held for one year or less. To the extent that a portion of any such gain is treated as interest, that portion will be taxed to the Member as ordinary income. It is expected that, if a Member is treated as having sold Units pursuant to the Offer and realizes a gain upon such sale, and if one or more payments are received after the close of the taxable year of the Member in which the Valuation Date occurs, unless the Member elects otherwise, the gain will be accounted for under the installment sale rules for U.S. federal income tax purposes and the Member will generally recognize any such gain as and when proceeds are received, likely allocating tax basis according to the presumed percentage of the total payment received in each installment. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Member is currently the same as the applicable ordinary income rate, whereas long-term capital gains are taxed to such Members at reduced rates. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of Fund Units.

In the event that a tendering Member’s ownership of the Fund is not reduced to the extent required under the tests described above, such Member will be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the Units held (or deemed held under Section 318 of the Code) by the Member after the tender (a “Section 301 distribution”). Such distribution will equal the price paid by the Fund to such Member for the Units sold, and will be taxable as a dividend to the extent of the Fund’s current and accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the Member’s tax basis in the Units held after the Offer, and thereafter as capital gain. In the case of a tendering Member that is a corporation treated as receiving a Section 301 distribution from the Fund in connection with the transaction, special basis adjustments may also apply with respect to any Units of such Member not repurchased in connection with the Offer.

To the extent based on the Fund’s investment income, such a dividend will generally be taxable as ordinary income, except to the extent of any “qualified dividend income” described below. Taxes on the portion of such dividend derived from the Fund’s capital gains will be determined by how long the Fund owned the investments that generated them, rather than how long the Member has owned its Units. In general, the Fund will recognize long-term capital gain or loss on investments it has owned for more than one year, and short-term capital gain or loss on investments it has owned for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. To the extent the dividend is based on net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards) and is properly reported by the Fund as a capital gain dividend, the distribution will be treated as long-term capital gains includible in a Member’s net capital gain. To the extent the dividend is based on net short-term capital gain (as reduced by any net long-term capital loss for the taxable year), it will be taxable to the Members as ordinary income.

To the extent any Section 301 distribution is reported by the Fund as derived from “qualified dividend income,” it will be taxed in the hands of individual Members at the rates applicable to net capital gains, provided holding period and other requirements are met at both the Member and Fund level.

Similarly, if a portion of the Fund’s income for the taxable year in which a Section 301 distribution is paid consists of qualifying dividends paid by U.S. corporations and is properly reported by the Fund, such portion may qualify for the dividends received deduction when received by corporate Members, provided holding period and other requirements are met at both the Member and Fund level.

Provided that no tendering Member is treated as receiving a Section 301 distribution as a result of the Offer, Members whose percentage ownership of the Fund increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Member is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Members whose percentage ownership of the Fund increases as a result of the Offer, including Members who do not tender any Units pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Fund as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it, with the excess treated as a return of capital reducing the tax basis in the applicable Units, and thereafter as capital gain. If the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations, such dividend treatment will not apply.

Under the “wash sale” rules under the Code, provided the tender of Units pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Units sold pursuant to the Offer will ordinarily be disallowed to the extent the Member acquires other Units of the Fund (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Units are purchased pursuant to the Offer and, in that event, the basis and holding period of the Units acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Member on the sale of a Fund Unit held by the Member for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Member with respect to such Unit. A Member’s ability to utilize capital losses may be limited under the Code.

Non-U.S. Members. Generally, provided the sale of Units pursuant to the Offer is not effectively connected with a trade or business carried on in the U.S. by such Non-U.S. Member, any gain realized by a Non-U.S. Member upon the tender of Units pursuant to the Offer that is respected as a sale or exchange for U.S. federal income tax purposes will not be subject to U.S. federal income tax or to any U.S. tax withholding. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Member is treated for U.S. federal income tax purposes as a distribution by the Fund that is a dividend, or if a Non-U.S. Member is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Member’s increase in its percentage ownership of the Fund resulting from other Members’ sale of Units pursuant to the Offer, and, as discussed in greater detail in the Feeder Fund’s SAI, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Member will be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty if any). If any gain or dividend income realized in connection with the tender of Units by a Non-U.S. Member is effectively connected with a trade or business carried on in the U.S. by the Non-U.S. Member, such gain or dividend will be subject to tax at the graduated rates applicable to U.S. Members. In addition, if the Non-U.S. Member is a non-U.S. corporation, it may be subject to 30% (or such lower rate as may be applicable under a tax treaty if any) U.S. federal branch profits tax on effectively connected income. In order to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a non-U.S. Member must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or substitute form). See the section of the Feeder Fund’s SAI entitled “Foreign Investors” for further information concerning the taxation of Non-U.S. Members. Non-U.S. Members are urged to consult their tax advisers regarding the application of U.S. federal income tax rules, including withholding, to their tender of Units.

FATCA. Sections 1471–1474 of the Code and the Treasury regulations and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Member fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that Member on ordinary dividends it pays. The IRS and the Department of the Treasury have issued proposed regulations providing that these withholding rules will not apply to the gross proceeds of share redemptions or capital gain dividends the Fund pays. If a payment by the Fund is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to Non-U.S. Members described above (e.g., short-term capital gain dividends and interest-related dividends). Members should consult the Feeder Fund’s SAI for further details.

Backup Withholding. The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any individual Member who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding.

Members should provide the Fund with a completed IRS Form W-9, W-8BEN, W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the distributions they receive from the Fund regardless of how they are taxed with respect to their tendered Units.

Backup withholding is not an additional tax. Any amounts withheld may be credited against a Member’s U.S. federal income tax liability, provided the appropriate information is timely furnished to the IRS.

Other Tax Consequences. The Fund’s purchase of Units in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Members who remain Members following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred. Any dispositions of the Fund’s holdings to raise cash to meet repurchase requests could result in increased taxable distributions to Members.

Under Treasury regulations directed at tax shelter activity, if a Member recognizes a loss of at least $2 million in any single taxable year or $4 million in any combination of taxable years for an individual Member or at least $10 million in any single taxable year or $20 million in any combination of taxable years for a corporate Member, such Member must file with the IRS a disclosure statement on IRS Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Members should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Units.

10. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Administrator at (877) 355-1566 or from the SEC’s internet website, http://www.sec.gov.

Financial Statements

The audited annual financial statements of the Fund dated March 31, 2026 and the schedule of investments of the Fund dated March 31, 2026, both filed with the SEC on EDGAR on Form N-CSR on June 9, 2026, are incorporated by reference. The Fund will prepare and transmit to Members the audited annual financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

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